INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Independent Auditors' Report
Consolidated Financial Statements

December 31, 2024 and 2023





Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholders of
Infinity Fuel Cell & Hydrogen, Inc. and Subsidiary

Opinion

We have audited the accompanying consolidated financial statements of Infinity Fuel Cell & Hydrogen, Inc. and Subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, stockholders' equity/(deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Whittlesey PC

Hartford, Connecticut
April 22, 2025

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2024 and 2023

	2024	2023
Assets		
Current assets:		
Cash	$ 501,924	$ 210,679
Accounts receivable	555,406	61,634
Unbilled accounts receivable	79,877	30,908
Other assets	58,853	74,863
Total current assets	1,196,060	378,084
Property and equipment, net	850,987	1,200,239
Right-of-use operating lease assets	33,356	141,939
Intangible assets, net	113,507	127,027
Total assets	$ 2,193,910	$ 1,847,289
Liabilities and Stockholders' Equity/(Deficit)		
Current liabilities:		
Line of credit	$ 68,857	$ 1,096,746
Accounts payable	153,733	807,176
Accrued expenses	162,575	176,562
Deferred revenue	19,288	621,411
Operating lease liability, current portion	35,001	112,083
Deferred income taxes	72,309	128,442
Total current liabilities	511,763	2,942,420
Operating lease liability, net of current portion	-	35,001
Notes payable	800,000	-
Total liabilities	1,311,763	2,977,421
Stockholders' equity/(deficit):		
Common stock, class A	758	758
Common stock, class B	4,500	4,500
Common stock, class C	524	19
Additional paid in capital	2,534,769	462,700
Retained earnings/(deficit)	(1,658,404)	(1,598,109)
Total stockholders' equity/(deficit)	882,147	(1,130,132)
Total liabilities and stockholders' equity/(deficit)	$ 2,193,910	$ 1,847,289

The accompanying notes are an integral part of the consolidated financial statements.

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Statements of Income

For the years ended December 31, 2024 and 2023

	2024	2023
Contract revenues	$ 3,219,804	$ 6,940,614
Cost of contract revenues	(1,815,825)	(6,495,641)
Gross profit	1,403,979	444,973
Operating expenses:		
General and administrative	1,222,602	2,060,598
Research and development	138,494	410,530
Total operating expenses	1,361,096	2,471,128
Operating income/(loss)	42,883	(2,026,155)
Other income/(expense):		
Realized gain on sale of investments	-	32,268
Interest income	-	33,939
Loss on disposal of property and equipment	(5,712)	-
Other income	34,284	40,608
Interest expense	(133,590)	(18,629)
Other expense	(41,392)	(281,884)
Total other income/(expense)	(146,410)	(193,698)
Loss before provision for income taxes	(103,527)	(2,219,853)
Benefit from income taxes	43,232	4,581
Net loss	$ (60,295)	$ (2,215,272)

The accompanying notes are an integral part of the consolidated financial statements.

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity/(Deficit)

For the years ended December 31, 2024 and 2023

	Common Stock, Class A			Common Stock, Class B			Common Stock, Class C			Additional Paid In Capital	Retained Earnings/(Deficit)	Total
	Authorized	Issued	Amount	Authorized	Issued	Amount	Authorized	Issued	Amount			
Balance, January 1, 2023	14,000,000	345,750	$ 758	16,000,000	4,500,000	$ 4,500	5,000,000	-	$ -	$ 166,435	$ 617,163	$ 788,856
Stock issuance	-	-	-	-	-	-	-	18,635	19	146,185	-	146,204
Stock option compensation	-	-	-	-	-	-	-	-	-	150,080	-	150,080
Net loss	-	-	-	-	-	-	-	-	-	-	(2,215,272)	(2,215,272)
Balance, December 31, 2023	14,000,000	345,750	758	16,000,000	4,500,000	4,500	5,000,000	18,635	19	462,700	(1,598,109)	(1,130,132)
Stock issuance	-	-	-	-	-	-	-	523,506	505	2,008,661	-	2,009,166
Stock option compensation	-	-	-	-	-	-	-	-	-	63,408	-	63,408
Net loss	-	-	-	-	-	-	-	-	-	-	(60,295)	(60,295)
Balance, December 31, 2024	14,000,000	345,750	$ 758	16,000,000	4,500,000	$ 4,500	5,000,000	542,141	$ 524	$ 2,534,769	$ (1,658,404)	$ 882,147

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities:		
Net loss	$ (60,295)	$ (2,215,272)
Adjustments to reconcile net loss to		
change in cash from operating activities:		
Depreciation and amortization	362,040	309,576
Deferred income taxes	(56,133)	1,136
Loss on disposal of property and equipment	5,712	-
Realized gain on sale of investments	-	(32,268)
Amortization of right of use operating lease assets	108,583	103,232
Stock based compensation expense	63,408	150,080
Changes in assets and liabilities:		
Accounts receivable	(493,772)	(59,498)
Unbilled accounts receivable	(48,969)	34,674
Other assets	16,010	172,523
Accounts payable	(653,443)	(499,992)
Accrued expenses	(13,987)	(24,967)
Deferred revenue	(602,123)	(6,602,709)
Operating lease liability	(112,083)	(102,476)
Change in cash from operating activities	(1,485,052)	(8,765,961)
Cash flows from investing activities:		
Proceeds from sale of investments	-	4,042,361
Payments for intangible assets	(150)	(4,659)
Payments for property and equipment	(4,830)	(768,061)
Change in cash from investing activities	(4,980)	3,269,641
Cash flows from financing activities:		
Proceeds from common stock issuance	2,009,166	146,204
Proceeds from notes payable	800,000	-
(Repayments of)/proceeds from line of credit	(1,027,889)	1,096,746
Change in cash from financing activities	1,781,277	1,242,950
Net change in cash	291,245	(4,253,370)
Cash at beginning of year	210,679	4,464,049
Cash at end of year	$ 501,924	$ 210,679
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$ 94,546	$ 18,629
Income taxes	$ 9,423	$ 27,760

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 – ORGANIZATION

Infinity Fuel Cell & Hydrogen, Inc. ("Infinity"), founded in 2002, has focused many years of combined military and space fuel cell experience on designing the next generation of air-independent fuel cells and regenerative fuel cells. With the support of NASA and several other U.S. government agencies and commercial businesses, the Company has achieved key breakthroughs in fuel cell design that have significantly reduced the complexity of these systems and dramatically improved performance and reliability.

The consolidated financial statements include the financial statements of Infinity and its wholly owned subsidiary, Infinity Fuel Cell and Hydrogen CF SPV, LLC ("SPV") (collectively, the "Company"). SPV was formed and registered as a crowdfunding vehicle under Rule 3a-9 of the Investment Company Act of 1940, which provides that SPV must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the financial statements of Infinity and SPV. Infinity has identified SPV as a variable interest entity of Infinity, which is considered the primary beneficiary and has a controlling interest in SPV. The financial statements have had all significant intercompany accounts and transactions eliminated in consolidation. The following table represents a condensed summary of the carrying amount of SPV's financial information included in the Company's consolidated balance sheet as of December 31,:

	2024	2023
Assets	$ 2,280,486	$ 153,614
Liabilities	$ 126,166	$ 8,460
Net loss	$ -	$ (1,050)

Variable Interest Entity

Infinity evaluates its ownership, contractual and other interests in entities to determine if it has any variable interest in a variable interest entity ("VIE"). VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. These evaluations are complex, involve judgment and the use of estimates and assumptions based on available historical information, among other factors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

The primary beneficiary of a VIE is required to consolidate the financial position of the VIE. The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE. Infinity determines which business entity is the primary beneficiary of the VIE. Accordingly, Infinity consolidates a VIE when it is determined that it is the primary beneficiary of the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding Infinity's involvement with a VIE will cause the consolidation conclusion to change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable, Unbilled Accounts Receivable and Deferred Revenue

The timing of revenue recognition, billings and cash collections result in accounts receivable, unbilled accounts receivable and deferred revenue. Customers pay either on a performance-based schedule or make progress payments as work is performed, depending on the contract terms.

Accounts Receivable

Accounts receivable are stated at amounts estimated by management to be the net realizable value. Accounts receivable are stated at the net amount expected to be collected. The Company is exposed to credit losses primarily in accounts receivable related to sales of products to commercial customers. The allowance for credit losses is established to provide for the expected lifetime credit losses by evaluation factors such as customer creditworthiness, historical payment and loss experiences, current economic conditions, including geographic and political risk, and the age and status of outstanding receivables. In certain circumstances, the Company may be able to develop reasonable and supportable forecasts over the contractual term of the financial asset. For periods beyond which the Company is able to make or obtain reasonable and supportable forecasts, the Company reverts to historical loss experience and information.

The Company determines credit ratings for each customer in the portfolio based on public information and information obtained directly from customers. The Company conducts a review of customer credit ratings, published historical credit default rates for different rating categories as a basis to validate the reasonableness of the allowance for expected credit losses on a quarterly basis, or when events and circumstances warrant. A credit limit is established for each customer based on the outcome of this review and consideration of other factors discussed above. In certain cases, the Company may require prepayment to mitigate credit risk.

Expected credit losses are written off in the period in which the financial asset is no longer collected. The Company had no allowance for credit losses as of December 31, 2024 and 2023.

Unbilled Accounts Receivable

Unbilled accounts receivable consists of work performed that has not been invoiced.

Deferred Revenue

Advance payments may also be received based on the contract terms. A liability is recorded for advance payments in excess of revenue recognized as deferred revenue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance and the purchase of small equipment, below the capitalization threshold of $1,000, are charged to expense when incurred. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Equipment	5 – 7 years
Furniture and fixtures	5 – 7 years
Leasehold improvements	Shorter of useful life of 5 – 7 years or the lease term
Computer software	1 – 5 years

Intangible Assets

Intangible assets with finite lives consist of patents. Amortization is computed on the straight-line basis over the estimated life of the asset which is twenty years. For the years ended December 31, 2024 and 2023, amortization expense was $13,670 and $13,559, respectively. Amortization is expected to approximate between $13,670 to $10,650 for the years 2025 through 2029.

Impairment

Accounting principles generally accepted in the United States require that management review the property and equipment and intangible assets' carrying values for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the carrying value of assets held for use based on a review of projected undiscounted cash flows. Impairment losses, where identified, are determined as the excess of the carrying value over the estimated fair value of the long-lived asset. As of December 31, 2024 and 2023, no such events or circumstances exist.

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606: Revenue from Contracts with Customers ("Topic 606"). Under Topic 606, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, the Company applies the following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

A substantial portion of the Company's revenue is recognized over time. The Company's governmental and commercial contracts generally control the work in process by contractual clauses and the Company's right to payment for products or services that do not have an alternate use. Most contracts have several deliverables in line with the right to payment, but represent a single performance obligation, as the promise to transfer the individual goods and services is not separately identifiable from other promises in the contract. As control transfers continuously over time in these contracts, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. We generally use the cost-to-cost measure of progress as this measure best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation.

For over time contracts using cost-to-cost, management uses an Estimate at Completion ("EAC") process in which management reviews the progress and execution of our performance obligations. This EAC process requires management judgment relative to assessing risks, estimating contract revenue, determining reasonably dependable cost estimates, and making assumptions for schedule and technical issues. Since certain contracts extend over a longer period of time, the impact of revisions in cost and revenue estimates during the progress of work may adjust the current period earnings through a cumulative catch-up basis. This method recognizes, in the current year, the cumulative effect of the changes on current and prior years. Additionally, if the current contract estimate indicates a loss, a provision is made for the total anticipated loss when it becomes evident. Contract cost and revenue estimates for significant contracts are generally reviewed and reassessed quarterly.

Revenue from most government sponsored projects is recognized as direct costs are incurred plus allowable overhead less cost share requirements, if any. Revenue is only recognized to the extent the contracts are funded.

The Company performs both customer-sponsored research and development projects based on contractual agreements with customers and company-sponsored research and development projects.

Costs incurred for customer-sponsored projects include manufacturing and engineering labor, applicable overhead expenses, materials to build and test prototype units and other costs associated with customer sponsored research and development contracts. Costs incurred for customer-sponsored projects are recorded as cost of contract revenues in the consolidated Statements of Income.

Costs incurred for company-sponsored research and development projects consist primarily of labor, overhead, materials to build and test prototype units and consulting fees. These costs are recorded as research and development expenses in the consolidated Statements of Income.

Loss accruals are recognized to the extent that the estimated costs to satisfy the performance obligation exceed the estimated remaining unrecognized net consideration. Estimated losses are recognized in the period in which losses are identified.

Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components. For the years ended December 31, 2024 and 2023, all contracts were made within the United States.

Remaining performance obligations are the aggregate amount of the total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2023, the Company's total remaining performance obligations for contracts was $6,348,429. During 2024, one of the Company's largest development and production contracts was terminated, primarily due to production schedule issues. The Company's remaining performance obligations for contracts as of December 31, 2024 was $198,123.

Warranties

The Company generally provides limited warranties for work performed. The warranty periods typically extend over a limited duration following substantial completion of the Company's work on a project. Historically, warranty claims have not resulted in material costs incurred. As of December 31, 2024 and 2023 there was no reserve recorded by the Company. During the years ended December 31, 2024 and 2023, $-0- was expensed by the Company related to warranties.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enacted date. A valuation allowance is provided for to reduce the deferred tax assets to a level which, more likely than not, will be realized.

The Company recognizes tax positions in the consolidated financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority. A liability is established for differences between positions taken, if any, in income tax provision in the consolidated Statement of Income. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made.

Equity Based Compensation

The Company measures and recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, *Compensation - Stock Compensation*. The Company uses the Black-Scholes valuation model to determine grant-date fair value for stock options and recognizes straight line amortization of share-based compensation expense over the requisite service period of the respective awards and accounts for stock option forfeitures as they occur.

Subsequent Events

The Company monitored and evaluated any subsequent events for footnote disclosures or adjustments required in its consolidated financial statements for the year ended December 31, 2024 through April 22, 2025, the date on which the consolidated financial statements were available to be issued.

NOTE 3 – LIQUIDITY

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The nature of the business is research and development which leads to significant fluctuations in profitability due to technological advances and changing economic conditions.

The following have occurred which indicate the Company's ability to continue as a going concern:

- The Company is in the process of negotiating contracts with customers, including the federal government. Management expects these contracts to generate an additional $2-4 million of revenue beginning in 2025. In the event these contracts are not executed, the Company is prepared to reduce their workforce accordingly.

- During 2024, the Company issued an unsecured convertible note for $500,000 to another Company. The Company expects to receive an additional investment of $2.5-3 million during 2025 from this Company.

- As of December 31, 2024, SPV has generated $2,155,370 of capital through a crowdfunding platform. During 2025, management expects to generate an additional $1,500,000 of capital, less fees of $445,000, net $2,000,000, approximately, utilizing this crowdfunding platform.

- The majority stockholder loaned the Company $300,000 in the beginning of 2024, of which $150,000 has been paid back in 2025. The majority stockholder has extended partial repayment of the loan until an unspecified date over twelve months from the date of issuance.

- The majority stockholder is also prepared to loan the Company additional funds to combat shortfalls in cash flows.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31,:

	2024	2023
Equipment	$ 1,031,472	$ 1,072,238
Furniture and fixtures	155,014	155,014
Leasehold improvements	632,572	628,234
Computer software	11,811	70,837
Construction in progress	-	346
	1,830,869	1,926,669
Less accumulated depreciation and amortization	(979,882)	(726,430)
Total property and equipment, net	$ 850,987	$ 1,200,239

Depreciation expense for property and equipment was $348,370 and $296,017 for the years ended December 31, 2024 and 2023, respectively.

NOTE 5 – INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following at December 31,:

	2024	2023
Patents	$ 272,188	$ 272,038
Trademarks	825	825
	273,013	272,863
Less accumulated amortization	(159,506)	(145,836)
Total intangible assets, net	$ 113,507	$ 127,027

NOTE 6 – ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

	2024	2023
Accrued professional fees	$ 44,545	$ 51,259
Accrued payroll and employee benefits	70,682	89,508
Accrued interest	39,044	-
Accrued income taxes	8,304	35,795
Total accrued liabilities	$ 162,575	$ 176,562

NOTE 7 – LINE OF CREDIT

The Company entered into an unsecured line of credit with Webster Bank for maximum borrowings of $100,000, at a fixed interest rate of 8.00%, with a maturity date renewing each May 25th. Interest and principal payments are required monthly. As of December 31, 2024 and 2023, there was $68,857 and $96,746 outstanding, respectively.

The Company had a secured line of credit with NBT Bank for the maximum borrowings of $1,000,000. The interest rate was 0.5% under the Wall Street Journal Prime Rate and interest only payments were required monthly. The line of credit was collateralized by certain assets of the Company and personally guaranteed by the majority stockholder of the Company. During 2024, the outstanding amount was repaid and the Company closed the line. As of December 31, 2024 and 2023, there was $-0- and $1,000,000 outstanding, respectively.

NOTE 8 – NOTES PAYABLE

Related Party Note Payable

In 2024, the majority stockholder loaned the company $300,000, at a fixed interest rate of 12%, annually. The note originally had a maturity date of January 1, 2025. The majority stockholder has extended partial repayment of the loan until an unspecified date over twelve months from the date of issuance. During the year ended December 31, 2024, interest of $34,877 was incurred on this note, which remains outstanding as of December 31, 2024 and is included with accrued expenses on the balance sheet. As of December 31, 2024, there was $300,000 outstanding.

NOTE 8 – NOTES PAYABLE *(CONTINUED)*

Convertible Note Payable

Effective October 24, 2024, the Company issued an unsecured convertible note for $500,000 (the "Initial Investment") to another Company (the "Purchaser"). The note accrues interest at a rate of 5% and has a maturity date of March 31, 2026. During the year ended December 31, 2024, interest of $4,167 was incurred on this note, which remains outstanding as of December 31, 2024 and is included with accrued expenses on the balance sheet. As of December 31, 2024, there was $500,000 outstanding. The Purchaser has the option to convert the note into shares of the Company's most recently issued class or series of preferred stock. Any equity financing of the Company which results in gross cash proceeds of at least $5,000,000 prior to the maturity date is deemed "Qualified Financing". Upon completion of any Qualified Financing, the outstanding balance of the note will be automatically converted into the number of fully paid and non-assessable shares of the same class or series of preferred stock to be issued to the investors of the Qualified Financing arrangement.

Following the Initial Investment until December 31, 2025, the Purchaser will have the right but not the obligation to make an additional investment in an amount of up to $3,000,000 in common stock or preferred stock of the Company (the "Second Investment"). The price per common stock or preferred stock at the time of the Second Investment will be determined by both parties.

NOTE 9 – STOCKHOLDERS EQUITY

Common Stock

The Company maintains three classes of common stock as follows:

Class	Par Value	Voting Rights	Shares Authorized
A	$0.001	Yes	14,000,000
B	$0.001	Yes	16,000,000
C	$0.001	No	5,000,000

The Company has entered into agreements with all of its stockholders whereby the shares of the Company are subject to restrictions as to sale or transfer. The Company has the right of first refusal to purchase all or any portion of the outstanding stock of any stockholder who wishes to sell their stock pursuant to a bona fide offer from a third party other than a family member of the stockholder as defined in the Restricted Stock Purchase Agreement. Shares issued may be subject to additional restrictions.

Preferred Stock

Preferred stock may be issued by the Board of Directors. The Company maintains preferred stock at a par value of $.001 with five million shares authorized. At December 31, 2024 and 2023, there are no preferred shares issued and outstanding.

Stock Incentive Plan

The Board of Directors adopted the 2015 Stock Option Plan (the "Stock Plan"). There are three million allocated shares of common stock which may be issued and sold under the Stock Plan. Eligible individuals may be granted either incentive stock options under Section 422 of the Internal Revenue Code (the "Code") or non-qualified options as defined by the Stock Plan, at the sole discretion of the Board of Directors.

The purchase price of executed options shall not be less than 100% of the fair market value of such stock or less than 110% of such fair market value in the case of options as outlined in the Stock Plan document. Options shall expire in accordance with agreement terms, which shall not be later than ten years after the date the option was granted, unless terminated earlier under other Stock Plan provisions. The holder of an option has no rights as a stockholder. Options are not transferable unless non-qualified options are transferred to a qualified domestic relations order as defined.

Upon termination of employment for any reason, including death or disability, at any time before the exercise period ends, the termination will be deemed an offer to the Company to cancel the options unless otherwise specified in the Stock Plan provisions.

Stock Options

Stock option compensation expense is recorded on a straight-line basis over the appropriate vesting period, generally three or four years but no longer than ten years. The Company recorded $63,408 and $150,080 for stock option expense during the years ended December 31, 2024 and 2023, respectively. The Company issues shares of Class A or Class B common stock upon the exercise of stock options.

The total pretax intrinsic value of options exercised during the years ended December 31, 2024 and 2023 (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) was $-0-. At December 31, 2024 and 2023, the intrinsic value of stock options outstanding was $-0- and the intrinsic value of stock options exercisable was $-0-. During the years ended December 31, 2024 and 2023, the amount of cash received from the exercise of stock options was $-0-.

At December 31, 2024, there was $57,915 of total unrecognized compensation cost related to non-vested stock option awards.

The fair value of stock options is determined by using a lattice-based option pricing model. The Company uses a combination of its historical stock price volatility and the volatility of exchange traded options, if any, on the Company stock to compute the expected volatility for purposes of valuing stock options granted. The period used for the historical stock price corresponded to the expected term of the options. The expected dividend yield is based on the Company's practice of not paying dividends. The risk-free rate of return is based on the yield of U.S. Treasury Strips with terms equal to the expected life of the options as of the grant date.

Stock option valuation assumptions are as follows:

	2024	2023
Stock option valuation assumption		
Expected dividend yield	N/A	0%
Expected volatility	N/A	80%
Risk-free interest	N/A	3.8%
Expected life in years	N/A	6.25 years

NOTE 9 – STOCKHOLDERS EQUITY *(CONTINUED)*

The following table summarizes stock option activity for the years ended December 31,:

	2024		2023	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,912,500	$ 0.84	2,080,000	$ 0.86
Granted	-	-	52,500	2.70
Exercised	-	-	-	-
Canceled or expired	(212,500)	2.04	(220,000)	1.47
Outstanding, end of year	1,700,000	$ 0.69	1,912,500	$ 0.84

The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2024 and 2023 was $-0- and $2.29, respectively.

No option agreements were granted during 2024. There were no expired options during 2024 and 2023. There were nine and eight stock option agreements cancelled in 2024 and 2023, respectively.

The following table provides certain information with respect to stock options outstanding and exercisable at December 31, 2024, under the Stock Plan:

	Outstanding			Exercisable
	Number of Outstanding Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number of Exercisable Shares
Range of exercise prices				
$0.00-$0.50	1,265,000	$ 0.50	1.2	1,265,000
$0.51-$0.75	300,000	0.75	5.8	300,000
$0.76-$2.00	85,000	1.90	7.3	27,500
$2.01-$3.19	50,000	3.19	8.0	-
	1,700,000	$ 0.69	2.4	1,592,500

<u>*Crowdfunding*</u>

During 2023, the Company began conducting a Regulation Crowdfunding offering of their Class C common stock through the SPV. The maximum number of Class C shares permitted through this offering was 610,937 shares at $8.00 per share, for a total amount of $4,999,996. During the years ending December 31, 2024 and 2023, the Company issued 523,506 and 18,635, respectively, Class C shares through the crowdfunding platform at a par value of $.001. The Company raised a total of $4,188,994 through the crowdfunding offering. The difference between the total amount received from the investors and the aggregate par value of the issued equity was recorded as additional paid-in-capital. As of December 31, 2024 and 2023, $4,039,934 and $149,060 of additional paid-in-capital was attributed to the issuance of equities.

In connection with the Regulation Crowdfunding offering completed during the year ended December 31, 2024, the Company incurred offering-related costs totaling $2,030,749 and $2,875, respectively as of December 31, 2024 and 2023. These costs primarily included platform fees, regulatory filing fees, legal and administrative expenses, and advertising costs. In accordance with ASC 505, *Equity*, offering costs directly attributable to the issuance of equity are recorded as a reduction in additional paid-in-capital. Accordingly, these costs were netted against investor contributions in additional paid-in-capital.

NOTE 10 – CONTRACT REVENUES

The following table presents the Company's contract revenues disaggregated by customer type:

	2024	2023
United States Government	$ 138,499	$ 420,226
Commercial	3,081,305	6,520,388
Total contract revenues	$ 3,219,804	$ 6,940,614

NOTE 11 – LEASES

The Company leases its office and warehouse spaces in Windsor, Connecticut, which commenced July 1, 2019, and expired June 30, 2022, at a rate of $3,250 per month. An extension was signed for three more years expiring on June 30, 2025. In March 2020, the Company leased an additional space in the office park until February 28, 2025. Upon expiration, the lease will be on a month-to-month basis. The total rent expense was $159,417 and $168,795 for the years ended December 31, 2024 and 2023, respectively. The Company' estimated incremental borrowing rate of 5% was used in its present value calculation as the office lease does not have a stated rate and the implicit rate was not readily determinable. Common areas costs incurred by the Company are included in rent expense.

The future maturities of operating lease obligations are as follows for the years ending December 31,:

2025	$ 35,267
Less imputed interest	(266)
Total operating lease liability	35,001
Less operating lease liability, current	(35,001)
Operating lease liability, non-current	$ -

NOTE 12 – RETIREMENT PLAN

On September 1, 2010, the Company adopted a simple IRA plan (the "Plan"). Under the provisions of the Plan, an employee is eligible to make deferred salary contributions if they are expected to receive at least $5,000 in compensation during the calendar year. Eligible participants may elect to make salary reduction contributions up to Internal Revenue Service limits. The Company can elect to make a non-elective contribution equal to 2% of the employees' contribution or elect to make a dollar-for-dollar match of employee elective deferrals each year, up to an elected % not to exceed 3%. Company expense for matching contributions was $45,189 and $57,858 for the years ended December 31, 2024 and 2023, respectively.

NOTE 13 – CONCENTRATIONS

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

For the years ended December 31, 2024 and 2023, two customers accounted for approximately 88% and 92% of total revenues, respectively. At December 31, 2024 and 2023, these two customers accounted for 50% and 0% of the Company's total accounts receivable.

NOTE 14 – INCOME TAXES

The Company accounts for income taxes in accordance with the Accounting for Income Taxes ("ASC 740") topic of the FASB Accounting Standards Codification. ASC 740 requires that a deferred tax liability or asset be recognized for the estimated future tax effects attributable to temporary differences between the Company's tax return and financial statements. ASC 740 provides for recognition of a deferred tax asset for all future deductible temporary differences that, more likely than not, will provide the Company with a future benefit.

At December 31, 2024 and 2023 a valuation allowance was established for deferred tax assets of $601,121 and $633,875, respectively, since the Company's management believed that it is more likely than not that the Company will not realize the benefit of deductible temporary differences based on the level of historical taxable income and projected future taxable income.

At December 31, 2024 and 2023, the Company has federal net operating loss carryforwards of approximately $2,416,000 and $2,582,000, respectively, and state net operating loss carryforwards of approximately $1,584,000 and $1,546,000, respectively.

The benefit from income taxes consisted of the following at December 31,:

	2024	2023
Current	$ 12,685	$ 251
Deferred	(55,917)	(4,832)
Benefit from income taxes	$ (43,232)	$ (4,581)

The significant components of net deferred tax assets/ (liabilities) are as follows as of December 31,:

	2024	2023
Deferred tax assets/(liabilities):		
Property and equipment	$ (222,435)	$ (283,627)
Intangible assets	(78)	(38)
Section 174 add back	149,761	153,838
Right of use asset	(8,981)	(38,217)
Right of use liability	9,424	39,602
State net operating loss	93,814	91,590
Federal net operating loss	507,307	542,285
Total deferred tax assets	528,812	505,433
Less valuation allowance	(601,121)	(633,875)
Net deferred tax assets/(liabilities)	$ (72,309)	$ (128,442)

The Company's effective tax rate differs from the statutory federal income tax rate primarily due to state and local income taxes, stock option compensation, and changes in the valuation allowance for deferred tax assets/(liabilities).

Currently, the Company's tax filings for calendar years 2021-2023 remain open to inspection by the IRS and the State of Connecticut. The Company's 2024 tax return will be filed during 2025.

Headquarters
280 Trumbull Street, 24th Floor
Hartford, CT 06103
860.522.3111

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One Hamden Center
2319 Whitney Avenue, Suite 2A
Hamden, CT 06518
203.397.2525

14 Bobala Road, 3rd Floor
Holyoke, MA 01040
413.536.3970

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WAdvising.com

